BioLargo, Inc.

14921 Chestnut Street

Westminster, CA 92683

September 20, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	BioLargo, Inc.
Registration Statement on Form S-1
Filed September 15, 2017
File No. 333-220482

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioLargo, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-220482), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Daylight Time on September 22, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent via facsimile to 949-234-6265.

Very truly yours,

/s/Dennis P. Calvert

Dennis P. Calvert

President

BioLargo, Inc.

cc:	Christopher A. Wilson, Esq.
cwilson@wilsonoskam.com